UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

PROTEON THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

74371L109

(CUSIP Number)

John Heard

Abingworth LLP

Princes House

38 Jermyn Street

London, England SW1Y 6DN

+44 20 7534 1500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 22, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74371L109
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Abingworth LLP
98-051-8585
2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions): WC (See Item 3)
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6. Citizenship or Place of Organization: England

Number of Shares	7. Sole Voting Power:	0
Beneficially Owned by	8. Shared Voting Power:	2,044,536*
Each Reporting Person With	9. Sole Dispositive Power:	0
	10. Shared Dispositive Power:	2,044,536*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 2,044,536*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐
13. Percent of Class Represented by Amount in Row (11): 12.2%*
14. Type of Reporting Person (See Instructions): PN

*As of June 22, 2017 (the “Event Date”) and as of the date of filing of this Amendment No. 1 to Schedule 13D (the “Filing Date”), Abingworth LLP (“Abingworth”) may be deemed to beneficially own an aggregate of 2,044,536 shares of common stock, $0.001 par value per share (the “Common Stock”), of Proteon Therapeutics, Inc. (the “Issuer”). The number of shares of Common Stock reported above consists of (i) 2,017,872 shares of Common Stock held by Abingworth Bioventures VI, LP (“ABV VI”) and (ii) 26,664 shares of Common Stock issuable upon exercise of options (the “Options”) issued to Timothy Haines (“Haines”), a member of Abingworth, in connection with his service as a director of the Issuer. Abingworth provides advisory services to ABV VI. Under an agreement between Haines and Abingworth, Haines is deemed to hold the Options and any shares of Common Stock issuable upon exercise of the Options for the benefit of ABV VI, and must exercise the Options solely upon the direction of Abingworth. The Options are exercisable as of the Event Date and as of the Filing Date.

The number of shares of Common Stock reported above excludes, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (a) 6,666 shares of Common Stock issuable upon exercise of Options issued to Haines not exercisable within 60 days from the Event Date or from the Filing Date and (b) 2,526 shares of Series A Convertible Preferred Stock (the “Series A Stock”) which is convertible at the option of the holder, subject to the 9.985% Cap, into 2,538,949 shares of Common Stock, at a price per share equal to $0.9949. The Series A Stock contains a provision prohibiting conversion to the extent that upon conversion the holder, together with its affiliates and any “group” members, would beneficially own in excess of 9.985% of the number of shares of Common Stock then outstanding (the “9.985% Cap”).

As a result of the foregoing, as of the Event Date and the Filing Date, for purposes of Rule 13d-3 under the Exchange Act, Abingworth, as the investment manager of ABV VI, may be deemed to beneficially own the 2,017,872 shares of Common Stock held by ABV VI and the 26,664 shares of Common Stock issuable upon exercise of Options issued to Haines, or an aggregate of approximately 12.2% of the shares of Common Stock deemed issued and outstanding. The foregoing beneficial ownership percentage is based upon 16,771,072 shares of Common Stock issued and outstanding as of April 30, 2017, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017 (File No. 001-36694), filed with the Securities and Exchange Commission on May 10, 2017.

CUSIP No. 74371L109
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Abingworth Bioventures VI, LP
98-040-3543
2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions): WC (See Item 3)
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6. Citizenship or Place of Organization: England

Number of Shares	7. Sole Voting Power:	0
Beneficially Owned by	8. Shared Voting Power:	2,044,536*
Each Reporting Person With	9. Sole Dispositive Power:	0
	10. Shared Dispositive Power:	2,044,536*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 2,044,536*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐
13. Percent of Class Represented by Amount in Row (11): 12.2%*
14. Type of Reporting Person (See Instructions): PN

*As of June 22, 2017 (the “Event Date”) and as of the date of filing of this Amendment No. 1 to Schedule 13D (the “Filing Date”), Abingworth Bioventures VI, LP (“ABV VI”) held an aggregate of 2,044,536 shares of common stock, $0.001 par value per share (the “Common Stock”), of Proteon Therapeutics, Inc. (the “Issuer”). The number of shares of Common Stock reported above consists of (i) 2,017,872 shares of Common Stock held by ABV VI and (ii) 26,664 shares of Common Stock issuable upon exercise of options (the “Options”) issued to Timothy Haines (“Haines”), a member of Abingworth LLP ("Abingworth"), in connection with his service as a director of the Issuer. Abingworth provides advisory services to ABV VI. Under an agreement between Haines and Abingworth, Haines is deemed to hold the Options and any shares of Common Stock issuable upon exercise of the Options for the benefit of ABV VI, and must exercise the Options solely upon the direction of Abingworth. The Options are exercisable as of the Event Date and as of the Filing Date.

The number of shares of Common Stock reported above excludes, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (a) 6,666 shares of Common Stock issuable upon exercise of Options issued to Haines not exercisable within 60 days from the Event Date or from the Filing Date and (b) 2,526 shares of Series A Convertible Preferred Stock (the “Series A Stock”) which is convertible at the option of the holder, subject to the 9.985% Cap (as defined below), into 2,538,949 shares of Common Stock, at a price per share equal to $0.9949. The Series A Stock contains a provision prohibiting conversion to the extent that upon conversion the holder, together with its affiliates and any “group” members, would beneficially own in excess of 9.985% of the number of shares of Common Stock then outstanding (the “9.985% Cap”).

As a result of the foregoing, as of the Event Date and the Filing Date, for purposes of Rule 13d-3 under the Exchange Act, ABV VI may be deemed to beneficially own the 2,017,872 shares of Common Stock held by it and the 26,664 shares of Common Stock issuable upon exercise of Options issued to Haines, or an aggregate of approximately 12.2% of the shares of Common Stock deemed issued and outstanding. The foregoing beneficial ownership percentage is based upon 16,771,072 shares of Common Stock issued and outstanding as of April 30, 2017, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017 (File No. 001-36694), filed with the Securities and Exchange Commission on May 10, 2017.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on behalf of (i) Abingworth Bioventures VI, LP (“ABV VI”), and (ii) Abingworth LLP, an English limited liability partnership, the investment manager of ABV VI (“Abingworth” and together with ABV VI, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on October 31, 2014 (the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration

ABV VI purchased the 2,526 shares of Series A Convertible Preferred Stock (the “Series A Stock”) of Proteon Therapeutics, Inc. (the “Issuer”) at a purchase price of $1,000 per share of Series A Stock for a total of $2,526,000. The Series A Stock is convertible, at the option of the holder, into 2,538,949 shares of common stock, $0.001 par value per share (the “Common Stock”) of the Issuer, at a price per share equal to $0.9949. ABV VI purchased the Series A Stock with its investment capital. Abingworth does not directly own any of the shares of Series A Stock.

Item 4.   Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

The Reporting Persons acquired the securities reported herein for investment in the ordinary course of business because of their belief that the Issuer represents an attractive investment based on the Issuer’s business prospects and strategy. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors. Each Reporting Person may, from time to time, enter into stock trading plans intended to satisfy the requirements of Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Currently, Timothy Haines, a member, Investment Director and Partner of Abingworth, serves on the Board of Directors of the Issuer (the “Board”). Mr. Haines was appointed to the Board in May 2014. Mr. Haines also serves on the Governance and Nominating Committee and the Compensation Committee of the Board. Mr. Haines has been issued, to date, an aggregate of 33,330 shares of Common Stock issuable upon exercise of options (the “Options”) in connection with his service as a member of the Board. Abingworth provides advisory services to ABV VI. Under an agreement between Haines and Abingworth, Haines is deemed to hold the Options and any shares of Common Stock issuable upon exercise of the Options for the benefit of ABV VI, and must exercise the Options solely upon the direction of Abingworth. 26,664 Options were exercisable as of the Event Date (as defined below) and as of the date of filing of Amendment No. 1 to the Schedule 13D (the “Filing Date”). The 6,666 shares of Common Stock issuable upon exercise of Options issued to Haines not exercisable within 60 days of the Event Date and Filing Date will vest at the Issuer’s next annual meeting of stockholders, scheduled for June, 2018.

On June 22, 2017 (the “Event Date”), ABV VI entered into a Securities Purchase Agreement (the “Purchase Agreement”) whereby (i) the Issuer issued and sold to ABV VI, and ABV VI purchased from the Issuer 2,526 shares of Series A Stock, which is convertible at the option of the holder, subject to the 9.985% Cap (as defined below), into 2,538,949 shares of Common Stock, at a price per share equal to $0.9949, and (ii) the Issuer issued and sold to other purchasers 19,474 shares of Series A Stock which is convertible, at the option of the holders, into 19,571,370 shares of Common Stock, at a price per share equal to $0.9949. The transactions specified in clauses (i) and (ii) above are referred to herein collective as the “Private Placement”. The Series A Stock contains a provision prohibiting conversion to the extent that upon conversion the holder, together with its affiliates and any “group” members, would beneficially own in excess of 9.985% of the number of shares of Common Stock then outstanding (the “9.985% Cap”).

In connection with the Private Placement, the holders of a majority of the outstanding shares of Series A Stock will be entitled to elect one (1) member of the Company’s Board of Directors (the “Series A Director”). Each share of Series A Stock will be entitled to a preference of $0.001 per share upon liquidation of the Company, and thereafter will share ratably in any distributions or payments on an as-converted basis with the holders of common stock. In addition, if certain transactions that involve the merger or consolidation of the Company, an exchange or tender offer, a sale of all or substantially all of the assets of the Company or a reclassification of the Common Stock occur, each of the Series A Stock would be convertible into the kind and amount of securities, cash and/or other property that the holder of a number of shares of common stock issuable upon conversion of one share of Series A Stock would receive in connection with such transaction. However, in the event any such transaction occurs at any time prior to the first date that the volume-weighted average price per share of Common Stock for each of the trading days during any twenty consecutive trading days ending on or at any time after the one year anniversary of the approval of the Company’s biologics license application for the Company’s product vonapanitase by the United States Food and Drug Administration is greater than 200% of the conversion price, and if the aggregate value of such securities, cash and/or property to which a holder of a share of Series A Stock would be entitled upon conversion would be less than the price per share paid for the Series A Stock (the “Stated Value”), then each share of Series A Stock shall instead be convertible into such kind of securities, cash and/or other property with an aggregate value equal to the Stated Value. Except as otherwise required by law (or with respect to the election of one director to the Company’s Board of Directors and approval of certain actions specified in the Certificate of Designation), the Series A Stock will not have voting rights.

Pursuant to the registration rights agreement entered into with each investor in the Private Placement, each investor, including ABV VI, will be entitled to certain shelf and “piggyback” registration rights with respect to the shares of common stock issuable upon conversion of the Series A Stock, subject to the limitations set forth in such agreement.

Concurrently with the execution and delivery of the Purchase Agreement, certain stockholders of the Company, including ABV VI (each a “Stockholder”) representing a majority of the Company’s outstanding shares of Common Stock entered into Voting Agreements (each a “Voting Agreement” and, collectively, the “Voting Agreements”) with the Company, pursuant to which each Stockholder agreed to vote its shares of Common Stock in favor of those matters in connection with the Private Placement that require approval by the stockholders of the Company pursuant to the rules of the NASDAQ Stock Market. The Voting Agreements terminate upon the earlier to occur of (i) immediately following a meeting of the Company’s stockholders at which the Transaction is voted upon and approved by the Company’s stockholders, and (ii) the termination of the Purchase Agreement at any time prior to the consummation of the closing contemplated under the Purchase Agreement.

Lastly, concurrently with the execution and delivery of the Purchase Agreement, the Issuer and certain stockholders of the Company, including ABV VI, entered into a Fifth Amended and Restated Investors’ Rights Agreement, dated as of June 22, 2017 (the “Fifth IRA”), pursuant to which such stockholders have agreed to certain limitations on the registration rights provided for under that certain Fourth Amended and Restated Investors’ Rights Agreement, dated as of May 13, 2014, with the effectiveness of the Fifth IRA to be contingent upon the closing of the Private Placement.

The above description of the Purchase Agreement, Certificate of Designation, Registration Rights Agreement, Voting Agreement and Fifth IRA is qualified in its entirety by reference to such documents, copies of which are filed as exhibits to Amendment No. 1 to the Schedule 13D.

Except as set forth herein, the Reporting Persons do not have any plan or proposal that would relate to, or result in, any of the matters set forth under subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

(a)        ABV VI and Abingworth, as the investment manager to ABV VI, may be deemed to beneficially own, in the aggregate, 2,044,536 shares of Common Stock, representing an aggregate of approximately 12.2% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the Filing Date. The foregoing beneficial ownership percentage is based upon 16,771,072 shares of Common Stock issued and outstanding as of April 30, 2017, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017 (File No. 001-36694), filed with the Securities and Exchange Commission on May 10, 2017. The number of shares of Common Stock reported above excludes, for purposes of Rule 13d-3 under the Exchange Act, (a) 6,666 shares of Common Stock issuable upon exercise of Options issued to Haines not exercisable within 60 days from the Event Date or from the Filing Date and (b) 2,526 shares of Series A Stock which is convertible at the option of the holder, subject to the 9.985% Cap, into 2,538,949 shares of Common Stock, at a price per share equal to $0.9949.

(b)       As set forth in the cover sheets to this Schedule 13D, (i) ABV VI has shared voting and dispositive power with respect to the 2,017,872 shares of Common Stock, the 26,664 shares of Common Stock issuable upon exercise of Options issued to Haines, and the 2,526 shares of Series A Stock which is convertible at the option of the holder, subject to the 9.985% Cap, into 2,538,949 shares of Common Stock held by ABV VI, and does not have sole voting and dispositive power over any of the securities reported herein; (ii) Abingworth has shared voting and dispositive power with respect to the 2,017,872 shares of Common Stock, the 26,664 shares of Common Stock issuable upon exercise of Options issued to Haines, and the 2,526 shares of Series A Stock which is convertible at the option of the holder, subject to the 9.985% Cap, into 2,538,949 shares of Common Stock held by ABV VI, and does not have sole voting and dispositive power over any of the securities reported herein.

(c)       On June 22, 2017, ABV VI entered into a Purchase Agreement whereby (i) the Issuer issued and sold to ABV VI, and ABV VI purchased from the Issuer 2,526 shares of Series A Stock which is convertible at the option of the holder, subject to the 9.985% Cap, into 2,538,949 shares of Common Stock, at a price per share equal to $0.9949, and (ii) the Issuer issued and sold to other purchasers 22,000 shares of Series A Stock which is convertible at the option of the holders, subject to the 9.985% Cap, into approximately 22,110,000 shares of Common Stock, at a price per share equal to $0.9949.

Except as described herein, during the past sixty (60) days on or prior to the Event Date, and from the Event Date to the Filing Date, there were no other purchases or sales of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

(d)       ABV VI has the right to receive dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by it. The partners of ABV VI have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by it, in accordance with their respective ownership interests in ABV VI.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

 Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Issuer and any of the Reporting Persons.

Item 7.   Material to be Filed as Exhibits

The following exhibit is incorporated into this Schedule 13D:

Exhibit 2	Form of Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock (incorporated by reference to Exhibit 3.6 to the Form 8-K, filed by the Issuer with the Securities and Exchange Commission on June 23, 2017).
Exhibit 3	Form of Registration Rights Agreement (incorporated by reference to Exhibit 4.4 to the Form 8-K, filed by the Issuer with the Securities and Exchange Commission on June 23, 2017).

Exhibit 4	Voting Agreement, dated June 22, 2017, by and between Proteon Therapeutics, Inc. and Abingworth Bioventures VI, LP (incorporated by reference to Exhibit 4.5 to the Form 8-K, filed by the Issuer with the Securities and Exchange Commission on June 23, 2017).
Exhibit 5	Fifth Amended and Restated Investors’ Rights Agreement, dated June 22, 2017, by and among Proteon Therapeutics, Inc. and the stockholders party thereto (incorporated by reference to Exhibit 4.18 to the Form 8-K, filed by the Issuer with the Securities and Exchange Commission on June 23, 2017).
Exhibit 6	Securities Purchase Agreement, dated June 22, 2017, by and among Proteon Therapeutics, Inc. and the Investors party thereto (incorporated by reference to Exhibit 10.20 to the Form 8-K, filed by the Issuer with the Securities and Exchange Commission on June 23, 2017).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 27, 2017

ABINGWORTH BIOVENTURES VI, LP

By: Abingworth LLP, its Manager

By: /s/ John Heard

     Name:  John Heard

     Title:  Authorized Signatory

ABINGWORTH LLP

By:  /s/ John Heard

Name:  John Heard

Title:  Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001).